SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8 (A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange
Commission that it registers under and pursuant to the provisions of Section 8(a) of the
Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

A.	Name: Principal National Life Insurance Company

B.	Address of Principal Business Office (Number and Street, City, State, Zip Code):

Principal Financial Group
711 High Street
Des Moines, IA 50392

C.	Telephone Number (including area code):

(515) 248-3842

D.	Name and address of agent for service of process:

Charles M. Schneider
Principal National Life Insurance Company
The Principal Financial Group
Des Moines, Iowa 50392-0300
Telephone Number, Including Area Code: (515) 246-5688

E.	Copy to:

John W. Blouch, Esq.
Drinker Biddle & Reath, LLP
1500 K Street, N.W.
Washington, DC 20005-1209

F.	Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment
Company Act of 1940 concurrently with the filing of Form N-8A:

	Yes x	No ¨

Pursuant to the requirements of the Investment Company Act of 1940, the registration has caused this notification of registration to be duly signed on its behalf in the City of Des Moines, and State of Iowa this 25st day of July, 2011.

Principal National Life Insurance Company
Variable Life Separate Account
(Name of Registrant)

By: /s/ Deanna Strable-Soethout
Deanna Strable-Soethout
Title: President and Chairman of the Board

ATTEST:

By: /s/ Joyce N. Hoffman
Joyce N. Hoffman
Senior Vice President and Corporate Secretary
Principal National Life Insurance Company